                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response..... 15

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.__________)*

                             COINMACH SERVICE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            INCOME DEPOSIT SECURITIES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  19259W 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 GTCR MEZZANINE PARTNERS, L.P., C/O GTCR GOLDER RAUNER, L.L.C. 6100 SEARS TOWER
                               CHICAGO 60606-6402
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    11/24/04
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 19259W 10 7

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            GTCR MEZZANINE PARTNERS, L.P.

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ________________________________________________________________

            (b) X

      3.    SEC Use Only _______________________________________________________

      4.    Source of Funds (See Instructions) WC

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________________________________________________

      6.    Citizenship or Place of Organization DELAWARE

Number of       7.    Sole Voting Power 2,199,413
Shares Bene-
ficially by     8.    Shared Voting Power ______________________________________
Owned by Each
Reporting       9.    Sole Dispositive Power 2,199,413
Person With
               10.    Shared Dispositive Power__________________________________


      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            2,199,413

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________________________________________

      13.   Percent of Class Represented by Amount in Row (11) 12.0%

      14.   Type of Reporting Person (See Instructions)
            PN
            ____________________________________________________________________
            ____________________________________________________________________
            ____________________________________________________________________
            ____________________________________________________________________

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of
      Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source                                                 Symbol
Subject Company (Company whose securities are being acquired)      SC
Bank                                                               BK
Affiliate (of reporting person)                                    AF
Working Capital (of reporting person)                              WC
Personal Funds (of reporting person)                               PF
Other                                                              OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category                                                           Symbol
Broker-Dealer                                                      BD
Bank                                                               BK
Insurance Company                                                  IC
Investment Company                                                 IV
Investment Adviser                                                 IA
Employee Benefit Plan or Endowment Fund                            EP
Parent Holding Company/Control Person                              HC
Savings Association                                                SA
Church Plan                                                        CP
Corporation                                                        CO
Partnership                                                        PN
Individual                                                         IN
Other                                                              OO

Notes:

      Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

      Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

      Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

      Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

      Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

      Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

      Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership;
      (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation;
      (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

      Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the Income Deposit Securities ("IDSs") of Coinmach Service Corp., a Delaware Corporation (the "Issuer") with its principal office at 303 Sunnyside Boulevard, Suite 70, Plainview, New York 11803.

      Item 2. Identity and Background

      (a) This statement is being filed by GTCR MEZZANINE PARTNERS, L.P.

      (b) The address of the principal office of GTCR MEZZANINE PARTNERS, L.P. is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago 60606-6402

      (c) The principal business of GTCR MEZZANINE PARTNERS, L.P. is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital.

      (d) During the past five years, GTCR MEZZANINE PARTNERS, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, GTCR MEZZANINE PARTNERS, L.P. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration

      On November 24, 2004, GTCR MEZZANINE PARTNERS, L.P. acquired 2,199,413 IDSs for an aggregate purchase price of $29,999,993.32. The source of the funds use to acquire such shares was internal capital of GTCR MEZZANINE PARTNERS, L.P.

      Item 4. Purpose of Transaction

      GTCR MEZZANINE PARTNERS, L.P. holds the IDSs for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), GTCR MEZZANINE PARTNERS, L.P. may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer. GTCR MEZZANINE PARTNERS, L.P. does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

      Item 5. Interest in Securities of the Issuer

      GTCR MEZZANINE PARTNERS, L.P. is the direct beneficial owner of 2,199,413 IDSs, or approximately 12% of the outstanding IDSs as of the date of this statement (assuming there are 18,333,333 IDSs outstanding).

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not Applicable

      Item 7. Material to Be Filed as Exhibits

      Not Applicable


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/08/04
--------
Date

/s/ David Donnini
------------------------
Signature

David Donnini, Principal
----------------------------------
Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)